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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   Form 10-C

                Report by issuer of Securities Quoted on NASDAQ
                         Interdealer Quotation System
                 Filed pursuant to Section 13 or 15(d) of the
                Securities Exchange Act of 1934 and Rule 13a-17
                             or 15d-17 thereunder

                       NORTH AMERICAN BIOLOGICALS, INC.
                (Exact name of issuer as specified in charter)

       5800 Park of Commerce Boulevard, N.W., Boca Raton, Florida 33487
                   (Address of principal executive officer)

        Issuer's telephone number, including are code:  (407) 989-5800


                   I. CHANGE IN NUMBER OF SHARES OUTSTANDING

        Indicate any change (increase or decrease of 5% or more in the number of shares outstanding:

        1. Title of security:  Common Stock, par value $.10 per share.
        2. Number of shares outstanding before the change:  13,064,570.
        3. Number of shares outstanding after the change:  15,351,154.
        4. Effective date of change:  January 27, 1994.
        5. Method of change:  Issuance of additional shares.

           Brief description of transaction: On January 27, 1994, the issuer issued 2,286,584 shares of Common Stock in connection with the acquisition by merger of Premier BioResources, Inc.




   Date:  November 13, 1995            /s/ Alfred J. Fernandez
                                       -----------------------------
                                       (Officer's signature)


                                       Vice President Finance and
                                       Chief Financial Officer
                                       -----------------------------
                                       (Officer's title)